SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated February 16, 2012 entitled “Telecom Argentina S.A. announces consolidated annual period (‘FY11’) and fourth quarter results for fiscal year 2011 (‘4Q11’)”

FOR IMMEDIATE RELEASE

Market Cap P$ 18.2 billion

February 16, 2012

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A. announces consolidated annual

period (‘FY11’) and fourth quarter results for

fiscal year 2011 (‘4Q11’)*

•	Consolidated Net Revenues amounted to P$18,525 million (+26% vs. FY10); Mobile business in Argentina +31% vs. FY10; Internet +28% vs. FY10 and Data +23% vs. FY10.

•	Mobile subscribers in Argentina: 18.2 million; +1.9 million (+11% vs. FY10).

•	Mobile Value Added Services in Argentina: +55% vs. FY10; 48% of Service Revenues.

•	Mobile ARPU reached P$51 per month in FY11 (+16% vs. FY10).

•	ADSL ARPU increased to P$87 per month in FY11 (+14% vs. FY10); monthly churn decreased to 1.2% from 1.4% in FY10.

•	Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$5,619 million (+23% vs. FY10), 30% of Net Revenues.

•	Operating Profit amounted to P$4,040 million (+26% vs. FY10).

•	Net Income amounted to P$2,422 million (+33% vs. FY10) due to an increase in OPBDA and positive financial results.

•	Net Cash Position: P$2,684 million, an increase of P$1,460 million vs. FY10 due to the strong cash generation of the Group.

•	Capex (excluding materials) reached P$2,423 million (23% vs. FY10), 13% of Net Revenues.

	As of December 31,
(in million P$, except where noted)	2011	2010	Δ $	Δ %
Consolidated Net Revenues	18,525	14,679	3,846	26%
Fixed Services	5,341	4,640	701	15%
Mobile Services	13,184	10,039	3,145	31%
Operating Profit before D&A	5,619	4,555	1,064	23%
Operating Profit	4,040	3,201	839	26%
Net Income	2,422	1,821	601	33%
Shareholders’ equity	7,786	6,237	1,549	25%
Net Financial Position—Cash	2,684	1,224	1,460	119%
CAPEX (excluding materials)	2,423	1,974	449	23%
Fixed lines in service (in thousand lines)	4,141	4,107	34	1%
Mobile customers (in thousand)	20,342	18,212	2,130	12%
Personal (Argentina)	18,193	16,333	1,860	11%
Núcleo (Paraguay) -including Wimax customers-	2,149	1,878	271	14%
Broadband acceses (in thousand)	1,550	1,380	170	12%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	14,899	15,313	(414)	-3%
Incoming / Outgoing mobile voice traffic in Arg. (in MM minutes)	20,689	18,830	1,859	10%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	45.7	42.8	2.9	7%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	51.4	44.4	7.0	16%
Average Revenue per user (ARPU) ADSL (in P$)	87.0	76.1	10.9	14%

*Unaudited	non financial data

1	www.telecom.com.ar

Buenos Aires, February 16, 2012—Telecom Argentina (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$2,422 million for the annual period ended December 31, 2011, or +33% when compared to the same period last year, due to a higher Operating Profit and positive financial results.

	FY11	FY10	Δ $	Δ %
Net Revenues (MMP$)	18,525	14,679	3,846	26%
Net Income (MMP$)	2,422	1,821	601	33%
Earnings per Share (P$)	2.46	1.85	0.61
Earnings per ADR (P$)	12.30	9.25	3.05
OPBDA *	30%	31%
Operating Profit *	22%	22%
Net Income*	13%	12%

* As a percentage of Net Revenues

During FY11, Consolidated Net Revenues increased by 26% to P$18,525 million (+P$3,846 million vs. FY10), mainly fueled by the Mobile and Broadband businesses. Moreover, Operating Profit increased by 26% to P$4,040 million (+P$839 million vs. FY10).

Consolidated Operating Revenues

Mobile Services

Clients continued increasing in FY11, reaching 20.3 million as of the end of December 2011, representing an increase of 2.1 million (+12%) since December 31, 2010.

The activities developed to increase the usage of value added services (“VAS”) and customized offers to clients allowed Personal to increase consolidated net revenues to P$13,184 million (+31% vs. FY10).

Telecom Personal in Argentina

As of December 31, 2011, Personal reached 18.2 million subscribers in Argentina (+11% or 1.9 million vs. FY10), thus improving its market position. It is notable that the overall subscriber base mix continued to improve with 32% in the postpaid modality (including “Cuentas claras” plans and 3G modems) and 68% in prepaid.

In FY11, Net Revenues reached P$12,473 million (+P$2,972 million or 31% vs. FY10) while Service Revenues (excluding handset sales) amounted to P$11,001 million (+30% vs. FY10), with 48% corresponding to value-added services (‘VAS’) revenues (vs. 40% in FY10). VAS revenues increased by 55% vs. FY10.

During FY11, the overall voice traffic minutes increased by 10% vs. FY10. Meanwhile, SMS traffic performance (incoming and outgoing charged messages), climbed to 5,587 million in FY11 from a monthly average of 4,614 million messages in FY10 (+21% vs. FY10). Due to this increase in traffic and VAS usage, Average Monthly Revenue per User (“ARPU”) increased to P$51 during FY11 (+16% vs. FY10). Furthermore, ARPU for the 4Q11 reached P$56 (+14% vs. 4Q11).

2	www.telecom.com.ar

Initiatives

Personal restyled the mobile business brand and launched a new paradigm with an innovative identity composed by multiples logos which celebrate the main strategies of the company: “Diversity and Flexibility”.

Personal continued its brand positioning associated to music by organizing several events and concerts, such as the seventh edition of “Personal Fest”, which brought together more than 70,000 fans in two days.

During 4Q11, continuing with the innovative strategy, Personal launched “Nube Personal” (Personal Cloud). The clients can access the internet cloud and recover the personal contents (mails, calendar, and contacts) by using any handset with mobile internet. Furthermore the experience of Personal Video services has been enhanced with a wide variety of contents and improvements in the browsing.

In addition, Personal continued with its convenience strategy of fostering benefits such as service packs. Specifically for Mother’s Day, Personal presented exclusive benefits such as phone numbers with unlimited calls, extra credit and SMS, the usage of Mobile Internet with disruptive offers such as “Mobile internet P$1 per day” and Personal Messenger. Furthermore, Personal continued offering special services to its client base under their fidelity program “Club Personal”.

Personal launched “Personal Touch”, a smartphone branded by Personal, at a very affordable price in order to keep increasing mobile internet penetration and value added services. Moreover, “Personal Black” continues offering exclusive handsets to the high-end customers.

Telecom Personal in Paraguay

By the end of December 2011, Nucleo’s subscriber base reached almost 2.1 million clients (+14% vs. FY10), including Wimax clients. Prepaid and Postpaid customers represented 83% and 17%, respectively.

Personal’s subsidiary in Paraguay generated revenues equivalent to P$711 million during FY11 (+32% vs. FY10) driven by an economy with a strong growth that allowed Nucleo to develop innovative commercial offers and to lead the Mobile Internet market. Moreover, the level of ARPU reached P$26 in FY11, vs. P$22 one year ago.

5	www.telecom.com.ar

Fixed Services (Voice, Data Transmission & Internet)

During FY11 revenues generated by fixed services amounted to P$5,341 million, +15% vs. FY10; with Internet (+28% vs. FY10) and Data revenues (+23% vs. FY10) growing in relative terms the most in this segment.

Voice

Total Revenues for this service reached P$3,169 million in FY11 (+8% vs. FY10). The results of this line of business continued to be affected by frozen tariffs of regulated services enforced by the Argentine Government in 2002.

Revenues generated by Local and Domestic Long Distance Measured Services and International Services totaled P$1,462 million, an increase of P$121 million or +9% vs. FY10. In relative terms, revenues from local calls increased the most, with 10% vs. FY10, mainly due to the incorporation of flat rate packs. Moreover, domestic long distance traffic increased by 9% vs. FY10 and revenues from international services increased by 7% vs. FY10.

Monthly Charges and Supplementary Services increased by P$64 million, or +7% vs. FY10, to P$948 million, as a consequence of a higher number of lines in service (+1%), which surpassed 4.1 million, and a 20% increase in supplementary services.

The average revenue bill per user (ARBU) reached $46 in EE11 vs. $43 in EE10.

Interconnection revenues reached P$485 million (+11% vs. FY10). Meanwhile, Public telephony reached P$53 million (-P$8 million vs. FY10). Finally, other revenues totaled P$221 million (+7% vs. FY10) mainly due to higher revenues on equipment sales.

During 4Q11, Telecom continued promoting offers through packs to add value to clients such as flat pricing with unlimited local minutes, or 100 to 300 calls per month without time limits. Accordingly, a broad communication campaign was rolled out (including TV, graphic, radio, web) focused on the bundling offer of Arnet Wi-Fi with unlimited local calls and Arnet Turbo 7 Mb.

Data Transmission and Internet

Data transmission revenues amounted to P$415 million (+23% vs. FY10), where the focus was to strengthen Telecom’s position as an integrated ICT provider.

Revenues related to Internet totaled P$1,757 million (+P$383 million or 28% vs. FY10), mainly due to the continued expansion of broadband services.

As of December 31, 2011, Telecom surpassed 1.5 million ADSL accesses (+12% vs. FY10). These connections represented 37% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached approximately P$87 in FY11, +14% when compared to FY10 and churn declined to 1.2% in FY11 (vs. 1.4% in FY10).

4	www.telecom.com.ar

A new ADSL offer on 10MB speed access was launched, where bundling with mobile Internet or fixed voice plans is available. This bundled offer positions Telecom as a residential market leader. Moreover, the online channel was stimulated by doubling the period of ADSL promotions for new clients.

During 4Q11, Telecom Argentina launched the campaign of Arnet Play, a video streaming service that allows clients to watch a wide variety of audiovisual contents in their TVs and computers at home. This service employs multimedia equipment which is connected through Wi-Fi to the broadband access in the house. Arnet Play includes a large list of movies, series, children’s programs, concerts, adult content both in the original languages and subtitled. The service uses adaptive bitrates technology that maximizes user experience, video quality and network efficiency.

Arnet Play is supported by the Content Delivery Network (CDN) of Telecom, a last generation network composed of coordinated nodes distributed geographically that facilitates the transport of videos through the Internet, optimizing the multimedia experience at home.

Consolidated Operating Costs

The Cost of Services Provided, General & Administrative Expenses and Selling Expenses totaled P$14,485 million in FY11, an increase of P$3,007 million, or +26%, vs. FY10. The increase is a consequence of higher commercial costs due to a higher volume of revenues, inflationary effects in the general cost structure, and greater expenses related to intense competition in the industry.

The cost breakdown is as follows:

- Salaries and Social Security Contributions totaled P$2,447 million (+30% vs. FY10), mainly affected by increases in salaries due to the labor agreement reached in July 2011 and that expires in June 2012 and a higher number of employees. Regarding personnel, in the same period the incorporation of 469 employees in the mobile business and 247 employees in the fixed services vs. FY10 resulted in a total headcount at the end of the period of 16,345 employees.

- Taxes reached P$1,595 million (+26% vs. FY10), impacted mainly by a higher volume of revenues, an increase in the average rates of turnover taxes, by higher bank debit and credit taxes, and by higher taxes from municipal jurisdictions.

- Network access costs (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,502 million, +P$112 million vs. FY10. This was mainly due to savings from stimulating on-net traffic among mobile clients and by renegotiating the lease of wireless backhaul equipment.

5	www.telecom.com.ar

- Agents, prepaid card commissions and other commissions were P$1,762 million (+37% vs. FY10), mainly due to the increase in commissions paid to commercial agents associated with higher revenues from the sale of more sophisticated handsets, higher costs associated with a higher volume of acquisitions and retention of customers with the aim of gaining fidelity from clients in light of the number portability implementation in the forthcoming months, and higher cards sales and prepaid recharges.

- Advertising amounted to P$612 million (+36% vs. FY10), oriented towards supporting the commercial activity in mobile and Internet services and to strengthen the brands of the Telecom Group through the sponsorship of important artistic events and the rebranding of Personal.

- Cost of handsets sold totaled P$2,107 million (+37% vs. FY10) due to an increase in high-end handsets sales and a higher number of handset upgrades, performed to stimulate VAS usage. These effects resulted in the increase of the average cost of handsets.

- Fees for services amounted to $879 million (+33% vs. FY10), principally due to higher costs from the call centers, more services requirements, and to the renegotiation with suppliers of certain agreements contemplating higher expenses in the cost structure of providers.

- Depreciation of Fixed and Intangible Assets reached P$1,579 million (+17% vs. FY10). Fixed services totaled P$758 million (+5% vs. FY10) and mobile services totaled P$821 million (+29% vs. FY10). This increase was due to a higher transfer to fixed assets, mainly in network access, transmission equipment and switching equipment in both businesses.

- Others Costs totaled P$2,002 million (+21% vs. FY10). This increase was mainly due to general increases in services such as transportation, freight and travel (+27% vs. FY10), maintenance, materials and supplies (+21% vs. FY10) and increase in bad debt expenses, that continued to represent approximately less than 1% of consolidated revenues, and an increase in costs related to VAS, such as content offers.

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a gain of P$203 million, an increase of P$237 million vs. a loss of $34 million in FY10. This was mainly due to a gain in net financial interest of P$217 million in FY11 (+P$149 million vs. FY10) derived from a healthy financial position and to losses for FX results of P$18 million in FY11 (vs. losses of P$99 million in FY10) as a result of a lower exposure to foreign currency debts.

Consolidated Net Financial Position

As of December 31, 2011, Net Financial Position (Cash, Cash Equivalents and current Investments minus Loans) totaled P$2,684 million in cash, an improvement of P$1,460 million vs. Net Financial Position as of December 2010. This was due to the strong cash flow generation evidenced in the period that also allowed the Company to pay P$915 million in cash dividends.

6

Capital Expenditures

During FY11, the Company invested P$2,423 million (excluding materials). This amount was allocated to Fixed Services (P$1,292 million) and Mobile services (P$1,131 million). In relative terms, capex reached 13% of net consolidated revenues.

Main capex projects are related to improve the network capacity to offer top quality services, to sustain the growth of Mobile Internet, as well as to support ADSL services, enhancing customer’s speed. Moreover, projects were associated to transmission and transport networks expanding coverage and capacity, in order to face the growing demand coming from fixed and mobile customers.

Other Relevant Matters

On December 15th, 2011, the Ordinary and the Extraordinary General Shareholders’ Meeting has approved the creation of Telecom Argentina Medium Term Notes Program for an amount up to U$S 500,000,000 or its equivalent in other currencies.

In addition, the Shareholders’ Meeting has approved the delegation to Telecom Argentina’s Board of Directors of the authority to convert up to 4,593,274 Class “C” shares of common stock into the same number of Class “B” shares, which conversion will take place on one or more occasions.

***********

7	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 74% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of December 31, 2011, Telecom continued to have 984,380,978 shares outstanding.
(*) Employee Stock Ownership Program
For more information, please contact the Investor Relations Department:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Ruth Fuhrmann (5411) 4968 4448	Horacio Nicolás del Campo (5411) 4968 6236	Gustavo Tewel (5411) 4968-3718

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter—Fiscal Year 2011

(In millions of Argentine pesos)

1- Consolidated Balance Sheet

	12/31/2011	12/31/2010	Δ $	Δ %
Cash, equivalents and investments	2,818	1,387	1,431	103%
Trade receivables	1,790	1,449	341	24%
Other assets	822	778	44	6%
Total Current Assets	5,430	3,614	1,816	50%
Trade receivables	30	—	30	—
Fixed & Intangible assets	9,260	8,248	1,012	12%
Other assets	105	102	3	3%
Total Non Current Assets	9,365	8,350	1,015	12%
Total Assets	14,795	11,964	2,831	24%
Accounts payable	3,635	2,908	727	25%
Loans	19	42	(23)	-55%
Salaries and social security payable	536	390	146	37%
Taxes payable	1,062	1,022	40	4%
Reserves	173	64	109	170%
Other liabilities	63	54	9	17%
Total Current Liabilities	5,488	4,480	1,008	23%
Loans	115	121	(6)	-5%
Salaries and social security payable	136	110	26	24%
Taxes payable	43	154	(111)	-72%
Reserves	721	536	185	35%
Other liabilities	362	200	162	81%
Total Non Current Liabilities	1,377	1,121	256	23%
Total Liabilities	6,865	5,601	1,264	23%
Minority Interest	174	126	48	38%
Shareholders’ equity	7,786	6,237	1,549	25%
Total Liabilities, Minority Interest and Equity	14,825	11,964	2,861	24%

2- Consolidated Loans

	12/31/2011	12/31/2010	Δ $	Δ %
Banks and other financial institutions	17	31	(14)	-45%
Bank overdraft	—	9	(9)	-100%
Accrued interest	2	2	—	0%
Total Current Loans	19	42	(23)	-55%
Banks and other financial institutions	115	121	(6)	-5%
Total Non Current Loans	115	121	(6)	-5%
Total Loans	134	163	(29)	-18%

Cash and cash equivalents	2,818	1,387	1,431	103%
Net Financial Position- Cash	2,684	1,224	1,460	119%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter—Fiscal Year 2011

(In millions of Argentine pesos)

3- Consolidated Income Statement

    Annual Comparison

	12/31/2011	12/31/2010	Δ $	Δ %
Net revenues	18,525	14,679	3,846	26%
Cost of services	(9,009)	(7,355)	(1,654)	22%
Gross Profit	9,516	7,324	2,192	30%
Administrative expenses	(656)	(530)	(126)	24%
Selling expenses	(4,820)	(3,593)	(1,227)	34%
Operating Profit	4,040	3,201	839	26%
Financial and holding results	203	(34)	237	—
Other expenses, net	(469)	(317)	(152)	48%
Results from ordinary operations	3,774	2,850	924	32%
Taxes on income	(1,324)	(1,010)	(314)	31%
Minority interest	(28)	(19)	(9)	47%
Net Income	2,422	1,821	601	33%

Operating Profit before D & A	5,619	4,555	1,064	23%
As a % of Net Revenues	30%	31%

Financial and Holding results
Financial results generated by assets	12/31/2011	12/31/2010	Δ $	Δ %
Interest	242	165	77	47%
Foreign currency exchange results	67	26	41	158%
Holding results generated by inventories	(12)	(15)	3	-20%
Other financial results	(6)	(5)	(1)	20%
Total Financial results generated by assets	291	171	120	70%
Financial results generated by liabilities
Interest	(25)	(97)	72	-74%
Foreign currency exchange results and loss on derivatives	(85)	(125)	40	-32%
Other financial results	22	17	5	—
Total Financial results generated by liabilities	(88)	(205)	117	-57%
Total Financial and holding results	203	(34)	237	—

4- Consolidated Income Statement

    Three Months Comparison

	D	D	D	D
	12/31/2011	12/31/2010	Δ $	Δ %
Net revenues	5,139	4,195	944	23%
Cost of services	(2,541)	(2,059)	(482)	23%
Gross Profit	2,598	2,136	462	22%
Administrative expenses	(175)	(165)	(10)	6%
Selling expenses	(1,447)	(1,092)	(355)	33%
Operating Profit	976	879	97	11%
Financial and holding results	93	10	83	—
Other expenses, net	(117)	(109)	(8)	7%
Results from ordinary operations	952	780	172	22%
Taxes on income	(339)	(256)	(83)	32%
Minority interest	(9)	(12)	3	-25%
Net Income	604	512	92	18%

Operating Profit before D & A	1,407	1,273	134	11%
As a % of Net Revenues	27%	30%

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter—Fiscal Year 2011

(In millions of Argentine pesos)

5- Consolidated Revenues Breakdown

    Annual Comparison

	12/31/2011	12/31/2010	Δ $	Δ %
Fixed Telephony	2,854	2,633	221	8%
Measured service Local	583	528	55	10%
Measured service DLD	564	518	46	9%
Monthly charges	948	884	64	7%
Public telephones	53	61	(8)	-13%
Interconnection	485	435	50	11%
Others	221	207	14	7%
International Telephony	315	295	20	7%
Data transmission & Internet	2,172	1,712	460	27%
Data	415	338	77	23%
Internet	1,757	1,374	383	28%
MobileTelephony	13,184	10,039	3,145	31%
Telecom Personal	12,473	9,501	2,972	31%
Monthly fee and measured service	3,659	3,213	446	14%
Calling Party Pays	657	615	42	7%
TLRD *	845	777	68	9%
VAS	5,268	3,388	1,880	55%
Handset sales	1,472	1,018	454	45%
Others (Includes Roaming)	572	490	82	17%
Núcleo	711	538	173	32%
Monthly fee and measured service	281	224	57	25%
Calling Party Pays	12	12	—	0%
TLRD *	45	36	9	25%
VAS	302	204	98	48%
Internet—Wimax	20	18	2	11%
Handset sales	25	8	17	—
Others (Includes Roaming)	26	36	(10)	-28%
Total net revenues	18,525	14,679	3,846	26%

6- Consolidated Revenues Breakdown

    Three Months Comparison

	D	D	D	D
	12/31/2011	12/31/2010	Δ $	Δ %
Fixed Telephony	739	686	53	8%
Measured service Local	151	141	10	7%
Measured service DLD	146	135	11	8%
Monthly charges	244	226	18	8%
Public telephones	14	14	—	0%
Interconnection	128	117	11	9%
Others	56	53	3	6%
International Telephony	82	75	7	9%
Data transmission & Internet	599	478	121	25%
Data	116	102	14	14%
Internet	483	376	107	28%
MobileTelephony	3,719	2,956	763	26%
Telecom Personal	3,530	2,753	777	28%
Monthly fee and measured service	998	922	76	8%
Calling Party Pays	174	165	9	5%
TLRD *	226	213	13	6%
VAS	1,548	1,029	519	50%
Handset sales	433	297	136	46%
Others (Includes Roaming)	151	127	24	19%
Núcleo	189	203	(14)	-7%
Monthly fee and measured service	76	83	(7)	-8%
Calling Party Pays	3	4	(1)	-25%
TLRD *	12	12	—	0%
VAS	79	79	—	0%
Internet—Wimax	6	6	—	0%
Handset sales	6	4	2	50%
Others (Includes Roaming)	7	15	(8)	-53%
Total net Revenues	5,139	4,195	944	23%

*	Charges for the termination of calls of the cellular operators.

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter—Fiscal Year 2011

(In millions of Argentine pesos)

7- Consolidated Income Statement

    Annual Period—Fiscal Year 2011

	12/31/2011	12/31/2010	Δ $	Δ %
Net Revenues	18,525	14,679	3,846	26%
Salaries and social security contributions	(2,447)	(1,880)	(567)	30%
Taxes, taxes with the regulatory authority	(1,595)	(1,261)	(334)	26%
Materials and supplies	(856)	(708)	(148)	21%
Bad debt expenses	(169)	(119)	(50)	42%
Interconnection cost	(189)	(197)	8	-4%
Settlement charges	(150)	(134)	(16)	12%
Lease of lines and circuits	(169)	(147)	(22)	15%
Service fees	(879)	(663)	(216)	33%
Advertising	(612)	(451)	(161)	36%
Agent, Prepaid card commissions and other commissions	(1,762)	(1,286)	(476)	37%
Cost of voice, data and cellular handsets	(2,107)	(1,541)	(566)	37%
Roaming and TLRD	(994)	(912)	(82)	9%
Others	(977)	(825)	(152)	18%
Total Costs before D&A	(12,906)	(10,124)	(2,782)	27%
Operating Profit before D&A	5,619	4,555	1,064	23%
Depreciation of fixed assets	(1,561)	(1,331)	(230)	17%
Amortization of intangible assets	(18)	(23)	5	-22%
Operating Profit	4,040	3,201	839	26%
Financial and Holding Income	203	(34)	237	—
Other expenses, net	(469)	(317)	(152)	48%
Income from ordinary operations	3,774	2,850	924	32%
Taxes on income	(1,324)	(1,010)	(314)	31%
Minority interest	(28)	(19)	(9)	47%
Net Income	2,422	1,821	601	33%

8- Consolidated Income Statement

    Fourth Quarter—FY 2011

	12/31/2011	12/31/2010	Δ $	Δ %
Net Revenues	5,139	4,195	944	23%
Salaries and social security contributions	(687)	(538)	(149)	28%
Taxes, taxes with the regulatory authority	(440)	(363)	(77)	21%
Materials and supplies	(233)	(201)	(32)	16%
Bad debt expenses	(44)	(32)	(12)	38%
Interconnection cost	(47)	(52)	5	-10%
Settlement charges	(47)	(35)	(12)	34%
Lease of lines and circuits	(50)	(40)	(10)	25%
Service fees	(256)	(214)	(42)	20%
Advertising	(225)	(157)	(68)	43%
Agent, Prepaid card commissions and other commissions	(509)	(386)	(123)	32%
Cost of voice, data and cellular handsets	(645)	(430)	(215)	50%
Roaming and TLRD	(267)	(246)	(21)	9%
Others	(282)	(228)	(54)	24%
Total Costs before D&A	(3,732)	(2,922)	(810)	28%
Operating Profit before D&A	1,407	1,273	134	11%
Depreciation of fixed assets	(426)	(385)	(41)	11%
Amortization of intangible assets	(5)	(9)	4	-44%
Operating Profit	976	879	97	11%
Financial and Holding Income	93	10	83	—
Other expenses, net	(117)	(109)	(8)	7%
Income from ordinary operations	952	780	172	22%
Taxes on income	(339)	(256)	(83)	32%
Minority interest	(9)	(12)	3	-25%
Net Income	604	512	92	18%

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TELECOM ARGENTINA S.A.

Complementary Information -in IFRS-

(In million of Argentine pesos )

9- Consolidated Income Statement

    Annual Comparison

	$000,000	$000,000	$000,000	$000,000
	12/31/2011	12/31/2010	Δ $	Δ %
Service Revenues	16,911	13,531	3,380	25%
Equipment Sales	1,587	1,096	491	45%
Other income	55	32	23	72%
Total Revenues	18,553	14,659	3,894	27%
Employee benefit expenses and severance payments	(2,609)	(1,975)	(634)	32%
Interconnection costs and other telecommunication charges	(1,503)	(1,377)	(126)	9%
Fees for services, maintenance and materials	(1,702)	(1,326)	(376)	28%
Taxes and fees with the Regulatory Authority	(1,595)	(1,254)	(341)	27%
Commissions	(1,515)	(1,141)	(374)	33%
Cost of equipments and handsets	(1,657)	(1,207)	(450)	37%
Advertising	(599)	(441)	(158)	36%
Provisions	(225)	(130)	(95)	73%
Bad debt expenses	(169)	(119)	(50)	42%
Other operating expenses	(964)	(815)	(149)	18%
Operating income before D&A	6,015	4,874	1,141	23%
Depreciation of PP%E	(1,538)	(1,302)	(236)	18%
Amortization of SAC and service connection costs	(602)	(387)	(215)	56%
Amortization of other intangible assets	(18)	(23)	5	-22%
Operating Income	3,857	3,162	695	22%
Finance income	310	192	118	61%
Finance expenses	(230)	(329)	99	-30%
Net income before income tax expenses	3,937	3,025	912	30%
Income tax expense	(1,395)	(1,076)	(319)	30%
Net income for the period/year	2,542	1,949	593	30%

Attributable to:
Owners of the Parent	2,513	1,935
Noncontrolling Interest	29	14

10- Balance Sheet

      Annual Comparison

	$000,000	$000,000	$000,000	$000,000
	12/31/2011	12/31/2010	Δ $	Δ %
Net equity under Argentine GAAP	7,786	6,237	1,549	25%
IFRS adjustments
Non-controlling interest	174	126	48	38%
Revenue recognition	(108)	(100)	(8)	8%
Intangible Assets	630	464	166	36%
Other adjustments	(137)	(107)	(30)	28%
Tax effects on IFRS adjustments	(180)	(109)	(71)	65%
Total equity under IFRS	8,165	6,511	1,654	25%

Equity attributable to the parent	8,021	6,404
Equity attributable to the non-controlling interest	144	107

13	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: February 22, 2012	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman of the Board of Directors